SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 10

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

Sarah A. Johnson

875 E. Wisconsin Ave., Suite 800

Milwaukee, WI 53202

(414) 390-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 04316A-108	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON Eric R. Colson .
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,801,698[1]
	9.	SOLE DISPOSITIVE POWER 587,963
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,801,698
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Eric R. Colson is a member, has the power to vote. Mr. Colson disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[2]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON Charles J. Daley, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400[3]
	8.	SHARED VOTING POWER 16,801,698[4]
	9.	SOLE DISPOSITIVE POWER 133,279
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,802,098
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%[5]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Charles J. Daley, Jr. that are not subject to the Stockholders Agreement discussed in this Schedule 13D.
[4]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Daley is a member, has the power to vote. Mr. Daley disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[5]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 4 of 9

1.	NAME OF REPORTING PERSON Gregory K. Ramirez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,400[6]
	8.	SHARED VOTING POWER 16,801,698[7]
	9.	SOLE DISPOSITIVE POWER 112,764
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,803,098
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%[8]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[6]	Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Gregory K. Ramirez that are not subject to the Stockholders Agreement discussed in this Schedule 13D.
[7]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Ramirez is a member, has the power to vote. Mr. Ramirez disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[8]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 5 of 9

About this Amendment No. 10

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends the statement on Schedule 13D relating to the Class A common stock of Artisan Partners Asset Management Inc. (the “Company”) filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2014, as amended (the “Original Schedule 13D”). Capitalized terms used in this Amendment No. 10 but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

This Amendment No. 10 is being made to update the number of shares subject to the Stockholders Agreement described in the Original Schedule 13D and the percentage of the combined voting power attributed to those shares. This Amendment No. 10 also reflects an increase in the number of shares of Class A common stock over which each of the reporting persons have sole dispositive power. Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Each employee of the Company (including the Reporting Persons) to whom equity has been granted have entered into a Stockholders Agreement pursuant to which the employees have granted an irrevocable voting proxy with respect to all shares of the Company’s common stock they have acquired from the Company and any shares they may acquire from the Company in the future to a Stockholders Committee consisting of the three Reporting Persons.

As of March 14, 2018, 5,972,996 shares of Class A common stock of the Company and all 10,828,702 shares of Class B common stock of the Company are subject to the Stockholders Agreement. Those shares, in the aggregate, represent approximately 22% of the combined voting power of the Company’s outstanding common stock. The Stockholders Agreement is described in greater detail in, and filed as an exhibit to, the Original Schedule 13D.

As a result of the Stockholders Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of all shares subject to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of all shares subject to the agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted in Item 5 below.

The Class B common stock over which each Reporting Person has sole dispositive power was acquired on March 12, 2013, in connection with the reorganization of the Company’s subsidiary, Artisan Partners Holdings LP (“Holdings”), and the initial public offering of the Class A common stock of the Company. As part of the reorganization, the Company issued each employee-partner (including each Reporting Person) one share of Class B common stock for each Holdings Class B common unit held by the employee-partner. The Class B common stock was entitled to five votes per share for so long as employee-partners held, in the aggregate, more than 20% of the Company’s total outstanding shares. On February 9, 2018, the aggregate ownership of employee-partners fell below 20% and, consequently, on and after that day, the Class B common stock has only one vote per share. The Class B common stock has no economic rights. Pursuant to the Exchange Agreement among the limited partners of Holdings and the Company each limited partner may, subject to certain limitations and restrictions, exchange each Class B common unit (along with the corresponding share of Class B common stock, which will be cancelled) for a share of Class A common stock. The Exchange Agreement is described in greater detail in, and filed as an exhibit to, the Original Schedule 13D. The Reporting Persons did not pay any cash consideration for the shares of Class B common stock or Class B common units.

On February 16, 2018, each Reporting Person received a grant of restricted shares of the Company’s Class A common stock pursuant to the Company’s 2013 Omnibus Incentive Compensation Plan. The restricted shares of Class A common stock may not be transferred until they have vested. The Reporting Persons did not pay any cash consideration for the restricted shares.

Each of Mr. Daley and Mr. Ramirez own shares of the Company’s Class A common stock purchased in connection with the Company’s initial public offering. Those shares are not subject to the Stockholders Agreement and each of Mr. Daley and Mr. Ramirez has the sole power to vote and dispose of those shares.

Item 4. Purpose of Transaction

The Stockholders Agreement provides the Stockholders Committee (which must consist of employees of the Company) with an irrevocable voting proxy with respect to all shares of common stock granted by the Company to its employees. The information set forth under Item 3 above is hereby incorporated by reference.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 6 of 9

(a) Each Reporting Person may from time to time sell shares of Class A common stock (including shares of Class A common stock received upon exchange of the corresponding Class B common units and Class B common stock) over which the Reporting Person has sole dispositive power. Shares subject to the Stockholders Agreement over which the Reporting Persons do not have dispositive power may also be sold from time to time by the owners of those shares. Each Reporting Person may purchase additional shares of the Company’s common stock or receive additional shares from the Company from time to time. The Company may also issue shares to other employees of the Company from time to time over which the Stockholders Committee will have voting power pursuant to the Stockholders Agreement. Any shares issued by the Company to employees (including the Reporting Persons) will be subject to the Stockholders Agreement.

(a) – (j) Each of the Reporting Persons is an officer, and Mr. Colson is also a director, of the Company. In those capacities, the Reporting Persons may participate from time to time in discussions and planning with respect to transactions, events or actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer

(a) – (b)

As of March 14, 2018, 5,972,996 shares of Class A common stock of the Company and all 10,828,702 shares of Class B common stock of the Company are subject to the Stockholders Agreement. Those shares, in the aggregate, represent approximately 22% of the combined voting power of the Company’s outstanding common stock. Each of the Reporting Persons is a member of the three-person Stockholders Committee that has the power to vote the shares subject to the Stockholders Agreement. As a result, each of the Reporting Persons may be deemed to have acquired beneficial ownership of all shares subject to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of all shares subject to the agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted below. The Stockholders Agreement is described in greater detail in, and filed as an exhibit to, the Original Schedule 13D.

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Eric R. Colson	16,801,698	26.1%	0	16,801,698	587,963	0
Charles J. Daley, Jr.	16,802,098	26.1%	400	16,801,698	133,279	0
Gregory K. Ramirez	16,803,098	26.1%	1,400	16,801,698	112,764	0

The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock deemed to be beneficially owned by the Reporting Person. Each share of Class B common stock corresponds to a Class B common unit of Holdings, which, together with the corresponding Class B common unit, is exchangeable for one share of Class A common stock, subject to certain restrictions and conditions.

(c) Pursuant to the Exchange Agreement, on November 8, 2017, December 29, 2017, and March 1, 2018, a number of employee-partners exchanged 211,812, 180,970, and 449,066, respectively, Class B common units of Holdings (along with a corresponding number of shares of Class B common stock, which were cancelled) for an equal number of shares of Class A common stock. Subsequent to each exchange, some of the exchanging employee-partners sold all or some of the shares of Class A common stock received upon such exchange. Once sold, the shares were no longer subject to the Stockholders Agreement and were no longer deemed to be beneficially owned by the reporting persons. None of Mr. Colson, Mr. Daley and Mr. Ramirez sold shares in connection with the November 8, December 29 or March 1 exchanges.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 7 of 9

On February 15, 2018, 325,930 restricted shares of Class A common stock held by certain employees of the Company vested. Subsequent to the vesting date, a number of employees of the Company sold some or all of their vested shares. Once sold, the shares were no longer subject to the Stockholders Agreement and were no longer deemed to be beneficially owned by the reporting persons. None of Mr. Colson, Mr. Daley and Mr. Ramirez sold shares in connection with the February 15 vesting.

On February 16, 2018, the Company issued 1,517,720 restricted shares of Class A common stock to certain of its employees, including Mr. Colson, Mr. Daley and Mr. Ramirez, pursuant to the Company’s 2013 Omnibus Incentive Compensation Plan. The shares are subject to the Stockholders Agreement and, therefore, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares. Each of the Reporting Persons disclaims beneficial ownership of all shares subject to the agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power, as noted above.

On February 27, 2018, the Company closed an offering of 644,424 shares of its Class A common stock. The Company used all of the proceeds of the offering to purchase 644,424 Class B common units of Holdings. In connection with the closing, 644,424 shares of Class B common stock corresponding to the 644,424 Class B common units purchased by the Company were cancelled. The purchase price per unit was $33.33, which equaled the per share proceeds received by the Company from the offering. None of Mr. Colson, Mr. Daley and Mr. Ramirez sold shares in connection with the offering.

(d) Except for the shares listed in the column titled Sole Power to Dispose, persons other than the Reporting Persons have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in the column titled Aggregate Number of Shares of Class A Common Stock Beneficially Owned. The information set forth under Item 3 above and Item 6 of the Original Schedule 13D is hereby incorporated by reference.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 8 of 9

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 20, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 10, 2015)

99.2	Stockholders Agreement, dated as of March 12, 2013 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.3	Exchange Agreement, dated as of March 6, 2013 (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.4	Amended and Restated Resale and Registration Rights Agreement, dated as of November 6, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.5	Power of Attorney of Eric R. Colson, dated March 10, 2014 (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on March 12, 2014)

99.6	Power of Attorney of Charles J. Daley, Jr., dated March 10, 2014 (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed on March 12, 2014)

99.7	Power of Attorney of Gregory K. Ramirez, dated March 11, 2014 (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed on March 12, 2014)

CUSIP No. 04316A-108	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018

ERIC R. COLSON

By:	Eric R. Colson*

CHARLES J. DALEY JR.

By:	Charles J. Daley Jr. *

GREGORY K. RAMIREZ

By:	Gregory K. Ramirez*

*By:	/s/ Sarah A. Johnson
Sarah A. Johnson
Attorney-in-Fact for Eric R. Colson
Attorney-in-Fact for Charles J. Daley, Jr.
Attorney-in-Fact for Gregory K. Ramirez